STATUTEN der On Holding AG mit Sitz in Zürich ARTICLES OF ASSOCIATION of On Holding AG with registered office in Zurich I. GRUNDLAGE I. INTRODUCTION Artikel 1 – Firma und Sitz Unter der Firma On Holding AG (On Holding SA) (On Holding Ltd) Article 1 – Company Name and Registered Office Under the company name of On Holding AG (On Holding SA) (On Holding Ltd) besteht mit Sitz in Zürich auf unbestimmte Dauer eine Aktiengesellschaft gemäss Art. 620 ff. des schweizerischen Obligationenrechts (OR) (die "Gesellschaft"). a stock corporation according to art. 620 et seqq. of the Swiss Code of Obligations (CO) with registered office in Zurich exists for an unlimited period of time (the "Company"). Artikel 2 – Zweck Article 2 – Purpose Die Gesellschaft bezweckt den Erwerb, das Halten,dieVerwaltungunddieVeräusserung vonBeteiligungenanGesellschaftenallerArt in der Schweiz und im Ausland. ThepurposeoftheCompanyistheacquisition, holding,managementandsaleofparticipations in companies of all kinds in Switzerland and abroad. Die Gesellschaft kann ausserdem alle Geschäfte abschliessenundVereinbarungen eingehen, die dem Gesellschaftszweck dienen oder in direktem Zusammenhang damit stehen. The Company may also carry out any and all transactions and enter into any and all agreementswhichdirectlyorindirectlyserveits corporate purpose or are directly related thereto. Die Gesellschaft kann ihren direkten oder indirekten Muttergesellschaften sowie deren oder ihren direkten oder indirekten Tochtergesellschaften Darlehen oder andere Finanzierungen gewähren und für Verbindlichkeiten von solchen anderen Gesellschaften Sicherheiten aller Art stellen, einschliesslich mittels Pfandrechten an oder TheCompanymaygrantloansorprovideother kind of financing to its direct orindirectparent companyanditsortheparentcompany'sdirect or indirect subsidiaries and may grantsecurity of all kind for obligations of those companies, includingbymeansofpledgesoverorfiduciary transfers of assets of the Company or by 1 fiduziarischen Übereignungen von Aktiven der Gesellschaft oder Garantien jedwelcher Art, ob gegen Entgelt oder nicht. means of guarantees of any kind, with or without compensation. DieGesellschaftkannZweigniederlassungen und Tochtergesellschaften in der Schweiz und im Ausland errichten und Grundstücke erwerben, halten, verwalten und veräussern. The Company may set up branch offices and subsidiaries in Switzerland and abroad and acquire, manage, hold and sell real estate. Die Gesellschaft kann Patente, Lizenzen, Marken und technische und industrielle Kenntnisse erwerben,verwalten,übertragen, veräussern und lizenzieren. The Company may acquire, manage, transfer, sell and license patents, licenses, trademarks and technical and industrial knowledge. II. KAPITAL II. SHARE CAPITAL Artikel 3 – Aktienkapital und Aktien Article 3 – Share Capital and Shares Das Aktienkapital beträgt CHF 34’033’879.20 und ist eingeteilt in 306’847’124 Namenaktien mit einem Nennwert von je CHF 0.10 (die "Klasse A Aktien")undin334'916'680Namenaktienmit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (die "Klasse B Aktien"). The share capital amounts to CHF 34,033,879.20andisdividedinto306,847,124 registered shares with a nominal value of CHF 0.10 each (the "Class AShares")andin 334,916,680 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares"). Das Aktienkapital ist zu 100 % liberiert. The share capital is paid in at 100%. Artikel 3a – Bedingtes Aktienkapital Article 3a – Conditional Share Capital Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 670’308.30 erhöht durch Ausgabe von höchstens 6’703’083 vollständigzuliberierendenNamenaktienmit einem Nennwert von je CHF 0.10 (Klasse A Aktien), durch Ausübung von Rechten, die denVerwaltungsrätenundexternenBeratern, Dienstleistern und Vertriebspartnern der Gesellschaft oderderKonzerngesellschaften gewährt werden. The share capital of the Company may be increased by the maximum amount of CHF 670,308.30 by issuing up to 6,703,083 fully paid-up registered shares with a nominal valueofCHF 0.10each(ClassAShares),upon exerciseofrightsthataregiventomembersof the board of directors or independent consultants,servicepartnersorsalesagentsof the Company or of affiliated companies. Das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Erwerb der Klasse A AktiendurchdieAusübungvonRechtenund die weitereÜbertragungderKlasseAAktien unterliegen den Übertragungs-beschränkungen gemäss Art. 5 der Statuten. The shareholders' statutory subscription rights are excluded. The acquisition of Class A Shares through the exercise of rights and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association. Artikel 3b – Kapitalband für Klasse A Aktien Article 3b – Capital Band for Class A Shares 2

DieGesellschaftverfügtübereinKapitalband für Klasse A Aktien zwischen CHF 28’184’712.40 (untere Grenze) und CHF 33’184’712.40 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für KlasseAAktienermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse A Aktien das Aktienkapital einmal odermehrmalsundinbeliebigenBeträgenzu erhöhen oder herabzusetzen. Die Kapitalerhöhung oder -herabsetzung kann durchAusgabevonbiszu25'000'000vollzu liberierenden Namenaktien mit einem NennwertvonjeCHF0.10(KlasseAAktien) bzw. Vernichtung von bis zu 25'000'000 Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien)oderdurcheine Erhöhungbzw.HerabsetzungderNennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands oder durch gleichzeitige Herabsetzung und Wiedererhöhung erfolgen. TheCompanyhasacapitalbandforClassA Shares between CHF 28,184,712.40 (lower limit) and CHF 33’184’712.40 (upper limit). Within the capital band for Class A Shares, the board of directors is authorized to increase or reduce thesharecapitalonceor several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class AShares.Thecapital increase or reduction may be effected by issuingupto25,000,000fullypaidregistered shares with a par value of CHF 0.10 each (Class A Shares) or by cancelling up to 25,000,000 registered shares with a par value of CHF 0.10 each(ClassAShares)or byincreasingorreducingtheparvalueofthe existing registered shares within the capital band orbyacombinedcapitalreductionand capital increase. Im Falle einer Kapitalerhöhung legt der Verwaltungsrat die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt derAusgabe,dieBedingungender Bezugsrechtsausübung und den Beginn der Dividendenberechtigungfest.Dabeikannder Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre ausgeben.DerVerwaltungsratistermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oderanderweitig im Interesse der Gesellschaft verwenden. In the event of a capital increase, theboard of directors shall determine the number of shares, the issue price, the type of contributions,thetimeofissue,theconditions forexercisingsubscriptionrightsandthestart of dividend entitlement. The board of directorsmayissuenewsharesbymeansof afirmunderwritingbyabankoranotherthird party and a subsequent offer to the existing shareholders. The board of directors is authorized to restrict or exclude trading in subscription rights. The board of directors may allowsubscriptionrightswhichhavenot beenexercisedtolapseorplacethemorthe shares for which subscription rights have been granted but not exercised at market conditions or use them otherwise in the interest of the Company. Der Verwaltungsrat ist ermächtigt, die BezugsrechtederAktionäreinBezugaufdie unter diesem Art. 3b auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen: The board of directors is authorized to withdraw or restrict subscription rights of existingshareholderswithregardtosharesto be issued according to this Art. 3b and to allocate such rights to single shareholders, thirdparties,theCompanyoranyofitsgroup companies: (a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder (a) iftheissuepriceofthenewsharesis determined by reference to the market price; or (b) fürdieÜbernahmevonUnternehmen, Unternehmensteilen oder (b) for the acquisition of companies, part(s)ofcompaniesorparticipations, 3

Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzierung von neuen InvestitionsvorhabenderGesellschaft oder ihrer Konzerngesellschaften, einschliesslich dem Erwerb von Produkten, Immaterialgüterrechten, oder Lizenzen; oder or for the financing or refinancing of any of such transactions or the financing of new investment projects of the Company or any of its group companies, including the acquisition of products, intellectual properties or licenses; or (c) zum Zwecke der Erweiterung des Aktionärskreises in bestimmten geographischen, Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder (c) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domesticorforeignstockexchanges; or (d) für die Einräumung einer Mehrzuteilungsoption (Greenshoe) oder einer Option zurZeichnungvon zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder (d) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or (e) für die Beteiligung von Mitgliedern desVerwaltungsrates,Mitgliedernder Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft odereineihrerKonzerngesellschaften Leistungen erbringen; oder (e) fortheparticipationofmembersofthe board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of the Company or any of its group companies; or (f) für eine rasche und flexible Kapitalbeschaffung,welcheohneden Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht, oder nur mit grossen Umständen oder Verspätung oder zu wesentlich schlechteren Bedingungen möglich wäre. (f) forraisingcapitalinafastandflexible manner,whichwouldnotbepossible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, withoutthe exclusion of thepre-emptiverightsof existing shareholders. Die Zeichnung und derErwerbderKlasseA Aktien und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungs-beschränkungengemässArt. 5 der Statuten. Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus dem bedingten Kapital für Klasse A Aktien, so erhöhen sich die obere und die untere GrenzedesKapitalbandsfürKlasse AAktien The subscription and acquisition of Class A SharesandthefurthertransferoftheClass A Sharesaresubjecttothetransferrestrictions pursuant to Art. 5 of the articles of association. If the share capital is increased out of the conditional capital for Class A Shares, the upper andlowerlimitsofthecapitalbandfor Class A Shares shall increase in an extent 4 entsprechend dem Umfang der Erhöhung des aus Klasse A Aktien bestehenden Aktienkapitals. BeieinerHerabsetzungdesAktienkapitalsim Rahmen des Kapitalbands für Klasse A Aktien legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Der Verwaltungsrat kann den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder das Aktienkapital im Sinne von Art. 653q OR gleichzeitig herabsetzen und mindestens auf den bisherigen Betrag erhöhen. corresponding to the increase of the share capital consisting of Class A Shares. In the event of a reduction of the share capital within the capital band for Class A Shares, the board of directors shall, if necessary,determinetheuseofthereduction amount.Theboardofdirectorsmayalsouse the reduction amount for the partial or complete elimination of a negativenetworth withinthemeaningofart. 653pCOorreduce the share capital within the meaning of art. 653q CO and increase it simultaneously at least to the previous amount. Artikel 3c – Kapitalband für Klasse B Aktien Article 3c – Capital Band for Class B Shares DieGesellschaftverfügtübereinKapitalband für Klasse B Aktien zwischen CHF 3'349'166.80 (untere Grenze) und CHF 3'507'291.80 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für KlasseBAktienermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse B Aktien das Aktienkapital einmal odermehrmalsundinbeliebigenBeträgenzu erhöhen. Die Kapitalerhöhung kann durch Ausgabe von bis zu 15'812'500 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder durch eine Erhöhung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands erfolgen. TheCompanyhasacapitalbandforClassB Shares between CHF 3,349,166.80 (lower limit) and CHF 3,507,291.80 (upper limit). Within the capital band for Class B Shares, the board of directors is authorized to increase the share capital once or several timesandinanyamountsuntilMay25,2028 or until an earlier expiry of the capital band forClassBShares.Thecapitalincreasemay be effected by issuing upto15,812,500fully paid registered shares with a par value of CHF 0.01each(votingrightshares)(ClassB Shares)orbyincreasingtheparvalueofthe existing registered shares within the capital band. Der Verwaltungsrat legt die Anzahl Aktien, den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, unddenBeginn derDividendenberechtigungfest.Dabeikann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben. The board of directors shall determine the numberofshares,theissueprice,thetypeof contributions,thetimeofissue,theconditions forexercisingsubscriptionrightsandthestart of dividend entitlement. The board of directorsmayissuenewsharesbymeansof afirmunderwritingbyabankoranotherthird party and a subsequent offer to the existing shareholders. Der Verwaltungsrat ist ermächtigt, die BezugsrechtederAktionäreinBezugaufdie unter diesem Art. 3c auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen für die Beteiligung von The board of directors is authorized to withdraw or restrict subscription rights of existingshareholderswithregardtosharesto be issued according to this Art. 3c and to allocate such rights to single shareholders, thirdparties,theCompanyoranyofitsgroup companies for the participation of members 5

Mitgliedern des Verwaltungsrates und Mitgliedern der Geschäftsleitung der Gesellschaft oder einer ihrer Konzerngesellschaften. of the board of directors or members of the executive committee of the Companyorany of its group companies. Die Zeichnung und derErwerbderKlasseB Aktien und die weitere Übertragung der Klasse B Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 6 der Statuten. Erhöht sich das Aktienkapital aufgrund einer bedingten Kapitalerhöhung aus bedingtem KapitalfürKlasseBAktien,soerhöhtsichdie Obergrenze des Kapitalbands für Klasse B Aktien entsprechend dem Umfang der Erhöhung des aus Klasse B Aktien bestehenden Aktienkapitals. The subscription and acquisition of Class B SharesandthefurthertransferoftheClass B Sharesaresubjecttothetransferrestrictions pursuant to Art. 6 of the articles of association. If the share capital is increased out of any conditional capital for Class B Shares, the upper limit of the capital band for Class B Shares shall increase in an extent corresponding to the increase of the share capital consisting of Class B Shares. Artikel 4 – Form der Aktien Article 4 – Form of the Shares Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten. The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amendedfromtimetotime),orintermediated securities. Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft. Intermediated securities andsecurityinterest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignmentmustbenotifiedtotheCompany to be valid. Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehendenAktienverlangen.DerAktionärhat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Zertifikate über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Uponitsregistrationwiththeshareregister,a shareholdermayatanytimerequestfromthe Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the registered shares issued in one form into anotherform.TheCompanymay,however,at any time issue and deliver certificates for registered (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it. VorbehältlichdesanwendbarenRechts,kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Subject to applicable law,theCompanymay convert its registered shares from one form intoanotherformatanytimeandwithoutthe approval of the shareholders. The Company 6

Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten. shall bear the costassociatedwithanysuch conversion. Artikel 5 – AktienbuchundBeschränkung der Eintragung, Nominees Article 5–ShareRegisterandRestrictions on Registration, Nominees Die Gesellschaft führt ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees der Namenaktien mit Namen, Adresse und Staatsangehörigkeit (bei juristischen Personen der Sitz) eingetragen werden. TheCompanyshallmaintainashareregister thatliststheshareholders,usufructuariesand nomineesoftheregisteredshareswithname, address and citizenship (registered office in case of a legal entity). Im Verhältnis zur Gesellschaft wird als Aktionär, Nutzniesser oder Nominee nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Namenaktie. In relation to the Company, only those shareholders, usufructuaries or nominees registered in the share register shall be recognized as shareholders, usufructuaries or nominiees.TheCompanyrecognizesonly one representative per registered share. Erwerber von Aktien werden aufGesuchhin gegen Nachweis des Erwerbes oder der Begründung einer NutzniessungalsAktionär mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, dass sie die Aktien in eigenem Namen und für eigene Rechnung halten, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass sie das mit den Aktien verbundene wirtschaftlicheRisikotragen.DasGesuchum Eintragung im Aktienbuch kann auf elektronischem Weg gestellt werden. Acquirersofsharesshallberegisteredinthe share register as shareholders with voting rights upon their request if they expressly declare to have ac-quired these shares in their own name and for their own account, thatthereisnoagreementontheredemption or the return of corresponding shares and that they bear the economic risk associated with the shares. The application for entry in the share register can be submitted electronically. Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (Nominees) werden ohne Weiteres bis maximal 3 % des im HandelsregistereingetragenenAktienkapitals als Aktionär mit Stimmrecht im Aktienbuch eingetragen. Über diese Eintragungsgrenze hinaus werden Nominees als Aktionäre mit StimmrechtimAktienbucheingetragen,wenn der betroffene Nominee die Namen, Adressen,NationalitätenundAktienbestände derjenigen wirtschaftlichen Berechtigten bekannt gibt, für deren Rechnung er 0.5 % oder mehr des ausstehenden Aktienkapitals hält. Persons,whodonotexpresslydeclareinthe registrationapplication,toholdtheshareson their own account (Nominees) shall be registered as shareholders with voting rights intheshareregisteruptoamaximumof3 % of the share capital set forth in the commercial register. For any shares in excess this registration threshold, Nominees shall be registered as shareholders with voting rights in the share register, if the concerned Nominee declares the names, addresses,nationalitiesandshareholdingsof such beneficial owners for whose account it holds 0.5 % or more of thesharecapitalset forth in the commercial register. Der Verwaltungsrat ist ermächtigt, mit Nominees Vereinbarungen über deren Meldepflichten abzuschliessen und im Einzelfall Ausnahmen von der Regelung im vorstehenden Abs. 4 dieses Artikels zu gewähren. The board of directors is authorizedtoenter into agreement with theNomineesregarding their notifications obligations and to grant exceptions fromtheprovisionofparagraph 4 of this article in singular cases. 7

Der Verwaltungsrat kann Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche oder irreführende Angabenzustande gekommen sind. Er kann den betroffenen Aktionär oder Nominee vorgängig anhören. Der betroffene Aktionär oder Nominee ist über die Streichung umgehend zu informieren. The board of directors may cancel registrations in the share register with retroactiveeffectasofthedateofregistration ifsuchregistrationwasmadebasedonfalse or misleading information. The board of directors may hear the concerned shareholder or Nominee. The relevant shareholder or Nominee shall be promptly informed of the cancellation. Der Verwaltungsrat trifft diezurFührungdes AktienbuchesnotwendigenAnordnungenund kann entsprechende Reglemente oder Richtlinienerlassen.ErkannseineAufgaben delegieren. Theboardofdirectorsshallregulateallissue the instructions necessary for the maintenance of the share register and may issue corresponding regulations or guidelines. The board of directors may delegate its duties. Der Verwaltungsrat gibt in derEinladungzur Generalversammlung das für die Teilnahme- und Stimmberechtigung massgebende Stichdatum der Eintragung im Aktienbuch bekannt. The boardofdirectorsstatesintheinvitation tothegeneralmeetingthecut-offdateofthe registration with the share register relevant for the participation and voting rights. Artikel 6 – Übertragung der Aktien Article 6 – Transfer of Shares Die ÜbertragungderNamenaktienmiteinem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder die Begründung einer Nutzniessung daran bedarf der Genehmigung durch den Verwaltungsrat. The transfer of ownership in, or the establishment of a usufruct in, registered shares with a nominal value of CHF 0.01 (voting right shares) (Class B Shares) is subject to the approval by the board of directors. DerVerwaltungsratkanndieZustimmungaus wichtigen Gründen ablehnen. Als wichtiger GrundgiltdasFernhaltenvonErwerbern,die ein Unternehmen betreiben, das mit der GesellschaftinKonkurrenzsteht,oderdiean einem solchen Unternehmen beteiligt sind, von einem solchen angestelltodersonstwie dafür tätig sind. Theboardofdirectorsmayrefuseconsentfor goodcause.Goodcauseshallbedeemedto be the refraining of acquirers who operatea competing business with the Company or who have an interest in,areemployedbyor otherwise work for such a business. Der Verwaltungsrat kann die Zustimmung ohneAngabevonGründenverweigern,wenn er im Namen der Gesellschaft dem Veräusserer der Aktien anbietet, die Aktien für deren Rechnung, für Rechnung anderer Aktionäre oder für Rechnung Dritter zum wirklichen Wert im Zeitpunkt des Gesuches zu übernehmen. The board of directors may refuse its approval without indication of reasons if the boardofdirectorsresolvesinthenameofthe Company to acquire the shares for the account of the Company, certain shareholders or third parties at their real value at the time of the request for approval. Die Zustimmung kann überdies verweigert werden, wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat, dass keineVereinbarungüber die Rücknahme oder Rückgabe der entsprechenden Aktien besteht, und dass er Moreover, consent may be refused if the acquirer does not expressly declare that it hasacquiredthesharesinhisownnameand for his own account, that there is no agreementontheredemptionorthereturnof corresponding shares and that he bears the economic risk associated with the shares. 8 das mit den Aktien verbundene wirtschaftliche Risiko trägt. Sind die Klasse B Aktien durch Erbgang, Erbteilung, eheliches Güterrecht oder Zwangsvollstreckung erworben worden, so kann der Verwaltungsrat das Gesuch um Zustimmung nur ablehnen, wenn er im Namen der Gesellschaft dem Erwerber die Übernahme der Klasse B Aktien zum wirklichen Wert anbietet. Der wirkliche Wert istimVerhältniszumMarktpreisderKlasseA Aktien zu bestimmen. IftheClassBShareshavebeenacquiredby inheritance,divisionofanestate,matrimonial property law or execution, the board of directors may only refuse the request for approval if it offers to take over the ClassB Shares at their real value on behalf of the Company.Therealvalueshallbedetermined inrelationtothemarketvalueoftheClassA Shares. III. ORGANISATION DER GESELLSCHAFT III. ORGANIZATION OF THE COMPANY A. Generalversammlung A. General Meeting Artikel 7 – Befugnisse Article 7 – Powers Oberstes Organ der Gesellschaft ist die Generalversammlung der Aktionäre. Ihr stehen folgende unübertragbare Befugnisse zu: The supreme body of the Company is the general meeting. It has the following non-transferable powers: 1. die Festsetzung und Änderung der Statuten; 1. the adoption and amendment of the articles of association; 2. die Wahl und Abberufung des Präsidentenbzw.derCo-Präsidentenund der übrigen Mitglieder des Verwaltungsrates sowie der Mitglieder des Nominierungs- und Vergütungsausschusses; 2. the election and de-selection of the Chairman or the Co-Chairmen, respectively, and the other members of theboardofdirectorsandthemembersof the nomination and compensation committee; 3. die Wahl und Abberufung des unabhängigen Stimmrechtsvertreters; 3. the election and de-selection of the independent voting rights representative; 4. die Wahl und Abberufung der Revisionsstelle; 4. the election and de-selection of the statutory auditors; 5. die Genehmigung des Geschäfts- bzw. Lageberichtes und der Konzernrechnung; 5. the approval of the annual and management report and theconsolidated accounts; 6. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende; 6. the approval of the annual accounts and the resolution on the allocation of the retained earnings, and in particular the determination of the dividend; 9

7. die Festsetzung der Zwischendividende und die Genehmigung des dafür erforderlichen Zwischenabschlusses; 7. the determination of the interim dividend and the approval of the interim financial statements required therefor; 8. die Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve; 8. the passing of resolutions on the repayment of the statutory capital reserve; 9. die Dekotierung der Beteiligungspapiere der Gesellschaft; 9. the delisting of the Company's equity securities; 10.die Entlastung der Mitglieder des Verwaltungsrates sowie der Geschäftsleitung; 10.the discharge of the members of the board of directors and the executive committee; 11. die Genehmigung der Vergütungen an den Verwaltungsrat und die Geschäftsleitung undgemässArt.21der Statuten; 11.the approval of the compensation of the board of directors and of the executive committee according to Art. 21 of the articles of association; and 12.die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind. 12.the adaption of resolutions on matters reservedtothegeneralmeetingbylawor the articles of association. Artikel 8 – Einberufung und Traktandierung Article 8 – Convocation and Agenda DieordentlicheVersammlungfindetalljährlich innerhalb sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedürfnis einberufen. The annual general meeting takes place everyyearwithinsixmonthsoftheendofthe financial year, and extraordinary general meetings are convened as and when required. Die Einberufung zu einer Generalversammlung erfolgt spätestens 20 Tage vor dem Versammlungstag durch Brief oder elektronische Datenübertragung (inkl. E-Mail) an die im Aktienbuch eingetragenen Aktionäre, Nutzniesser und Nominees oder durch Publikation im Schweizerischen Handelsamtsblatt. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfallsdurch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu. Theconvocationtothegeneralmeetingshall be made by letter or electronic data transmission(incl.email)totheshareholders, usufructuaries and nominees or by way of announcement in the Swiss Commercial Gazette at least 20 days prior tothedateof the meeting. The general meeting is convenedbytheboardofdirectorsor,where necessary, by the statutory auditors. The liquidators and the representatives of bond creditors also have the right to convene general meetings. Die Einberufung einer ausserordentlichen Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 % des Aktienkapitals oder der Stimmen vertreten, schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangt werden. The convocation of an extraordinary general meeting may also be requested in writing, indicating the agenda items and the proposals and, in case of elections, the names of the nominated candidates, by one or more shareholders together representing atleast5 %ofthesharecapitalorthevoting rights. 10

Aktionäre, die zusammen mindestens über 0.5 % des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Dies hat mindestens 60 Tage vor der Versammlung schriftlich unter Angabe der Verhandlungsgegenstände und Anträge zu erfolgen. Shareholders, together representing more than 0.5 % of the share capitalorthevoting rights, may demand that an item be placed on the agenda. Such requestmustbemade inwritingatleast60dayspriortothemeeting by indicating the agenda items and the proposals. In der Einberufung sind bekanntzugeben: The notice convening the meeting shall state: 1. das Datum, der Beginn, die Artundder Ort der Generalversammlung; 1. thedate,thebeginning,thetypeandthe place of the general meeting; 2. die Verhandlungsgegenstände; 2. the agenda items; 3. die Anträge des Verwaltungsrates mit kurzer Begründung; 3. themotionsoftheboardofdirectorsand a brief statement of the reasons for these motions; 4. gegebenenfalls die Anträge der Aktionäre samt kurzer Begründung; und 4. if applicable, the motions of the shareholders together with a brief statement of the reasons therefor; and 5. der Name und die Adresse des unabhängigen Stimmrechtsvertreters. 5. the name and address of the independent proxy. Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und einallfälligerRevisionsberichtdenAktionären elektronisch zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind,kannjederAktionärverlangen,dassihm rechtzeitig eine Ausfertigung dieser Unterlagen zugestellt wird. The annual report, the compensation report and any auditors' report shall be made available electronically for inspection by the shareholdersnolaterthan20daysbeforethe ordinary general meeting.Ifsuchdocuments are not available electronically, any shareholdermayrequestthatacopyofthese documents be sent to him in due time. ÜberAnträgezunichtgehörigangekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichenGeneralversammlung,auf DurchführungeinerSonderuntersuchungund auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs. No resolutions may be made on motions relating to agenda items that were not duly notified; exceptions to this are motions to conveneanextraordinarygeneralmeetingor tocarryoutaspecialauditandtoappointan auditor at the request of a shareholder. Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung. No advance notice is required to propose motionsondulynotifiedagendaitemsandto debate items without passing resolutions. Artikel 9 – Universalversammlung Article 9 – Universal Meeting Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten. The owners or representatives of all shares may hold a general meeting without observing the formalities applicable to the convocation of a general meeting, provided that no objection is raised. 11

IndieserVersammlungkannüberalleinden Geschäftskreis der Generalversammlung fallenden Gegenständegültigverhandeltund Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind. As long as the owners or representatives of allsharesarepresentorrepresentedatsuch meeting, all items which fall within the competence of the general meeting may validly be discussed and resolved upon. Artikel 10 – Vorsitz und Protokoll Article 10 – Chair and Minutes DenVorsitzinderGeneralversammlungführt der Präsident oder der zuständige Co-Präsident des Verwaltungsrates, in dessenVerhinderungsfallederVize-Präsident bzw. der andere Co-Präsident. Ist auch dieser verhindert, so übernimmt ein anderes vom Verwaltungsrat bestimmtes Mitglied desselben den Vorsitz. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden. The Chairman or the responsible Co-Chairman of the board of directorstakes the chair of the general meeting, if he is hindered the vice-Chairman or the other Co-Chairman,respectively.Ifalsothelatteris hindered, another member of the board of director appointed by the board of directors takes thechair.Ifnomemberoftheboardis present, the general meeting appoints the Chairman of the meeting. Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen. Das Protokoll ist vom Vorsitzenden und dem Protokollführer zu unterzeichnen. TheChairmanappointsthesecretaryandthe scrutineers, who do not need to be shareholders. The minutes are to be signed by the Chairman and the secretary. JederAktionärkannverlangen,dassihmdas Protokoll innerhalb von 30 Tagen nach der Generalversammlung zugänglich gemacht wird. The minutes must be made available at the requestofashareholderwithin30daysofthe general meeting. Der Vorsitzende hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig sind. The Chairman shall have all powers and authority necessary to ensure the orderly conduct of the general meeting. Artikel 11 – Stimmrecht und Vertretung; Unabhängiger Stimmrechtsvertreter Article 11 – Voting Rights and Representation; Independent Voting Rights Representative Jede im Aktienbuch der Gesellschaft mit Stimmrecht eingetragene Aktie berechtigt zu einer Stimme. Vorbehalten bleibt Art. 693 Abs. 3 OR. Eachshareregisteredintheshareregisterof the Company with voting rights entitles the holder to one vote. Art. 693 para. 3 CO remains reserved. Jeder Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder vertreten lassen durch (i) einen Dritten, der nicht Aktionär zu sein braucht, mittels schriftlicher Vollmacht, (ii) den gesetzlichen Vertreter, oder (iii) den unabhängigen Stimmrechtsvertreter. Each shareholder may represent his shares at the general meetinghimselforhavethem represented by (i) a third party who do not needtobeashareholder,basedonawritten powerofattorney,(ii) itslegalrepresentative, or (iii) the independent voting rights representative. Die Generalversammlung kann physisch, an einem oder an mehreren Tagungsorten The generalmeetingmaybeheldphysically, at oneorseverallocationsatthesametime, 12 gleichzeitig, virtuell, oder in einer Kombination davon stattfinden. Ausserdem kann die Generalversammlung auch an einem ausländischen Tagungsort stattfinden. virtually, or as a combination thereof. Additionally,thegeneralmeetingmayalsobe held abroad. Der Verwaltungsrat bestimmt die Anforderungen an Vollmachten und Weisungen und kann Vorschriften darüber erlassen. The board of directors determines the requirements as to power of attorney and instructions and may issue the respective rules. Die Generalversammlung wählt jedes Jahr einen unabhängigen Stimmrechtsvertreter. DieAmtsdauerendetmitdemAbschlussder nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.HatdieGesellschaft keinen von der Generalversammlung gewählten unabhängigen Stimmrechtsvertreter so ernennt der Verwaltungsrateinensolchenfürdienächste Generalversammlung. Thegeneralmeetingshallelecteachyearan independentvotingrightsrepresentative.The term of office shall end at the completion of the next ordinary general meeting. Re-electionispossible.IftheCompanydoes not have an independent voting rights representative, the board of directors shall appoint the independent voting rights representative for the next general meeting. Artikel 12 – Beschlussfassung Article 12 – Resolutions Die Generalversammlung fasst ihre BeschlüsseundvollziehtihreWahlen,soweit dasGesetzoderdieStatutenesnichtanders bestimmen, mit derMehrheitdervertretenen Aktienstimmen, unter Ausschluss der Stimmenthaltungen sowie der leeren und ungültigen Stimmen. Bei Stimmengleichheit hat der Vorsitzende einen Stichentscheid. Except where the law or the articles of association provide otherwise, the general meeting passes its resolutions andexecutes elections withthemajorityofthesharevotes represented, excluding the abstentions and the empty and void votes. In the event of a tie, the Chairman has a casting vote. Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe (inkl. offene oder geheime Stimmabgabe, schriftliche Stimmabgabe, elektronische Stimmabgabe). Er kann eine Abstimmung oder Wahl jederzeit wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen. The Chairman of the general meeting determines the voting procedure (incl. open ballot, secret ballot, in writing, by electronic means).TheChairmanmayatanytimeorder that a resolution or election be repeated, if he/sheconsidersthevotetobeindoubt.The resolution or election previously held shall then be deemed not to have taken place. Ein Beschluss derGeneralversammlung,der mindestens zwei Drittel der vertretenen Stimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für: A resolution of the general meeting passed with a majority of at least two thirds of the votes represented and the majority of the nominal values of shares represented shall be required for: 1. die Änderung des Gesellschaftszweckes; 1. any amendment of the Company's corporate purpose; 2. die Einführung oder Aufhebung von Stimmrechtsaktien; 2. any creation or deletion of voting right shares; 3. die Zusammenlegung von Aktien; 3. the consolidation of shares; 13

4. die Beschränkung der Übertragbarkeit vonNamenaktienundjedeÄnderungund Aufhebung einer solchen Beschränkung; 4. anyrestrictionsofthetransferabilityof registered shares and each amendment or the cancelation of such restrictions; 5. die bedingte Kapitalerhöhung oder die Einführung eines Kapitalbands; 5. the introduction of conditional share capital or of a capital band; 6. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder durch VerrechnungmiteinerForderungunddie Gewährung von besonderen Vorteilen; 6. any increase of capital against the Company's equity, against a contribution inkind,orbywayofset-offwithadebtof the Company as well as the granting of special benefits; 7. den Wechsel der Währung des Aktienkapitals; 7. the change of the currency of the share capital; 8. die Umwandlung von Partizipationsscheinen in Aktien; 8. theconversionofparticipationcertificates into shares; 9. dieEinführungeinerStatutenbestimmung zur Durchführung der Generalversammlung im Ausland; 9. the introduction of a provision in the articles of association regarding the holding of the general meeting abroad; 10.die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung; 10.theintroductionofthecastingvoteofthe chairperson of the general meeting; 11. dieEinschränkungoderAufhebungdes Bezugsrechtes; 11. any limitation or withdrawal of subscription rights; 12.die Verlegung des Sitzes der Gesellschaft; 12.anychangeoftheregisteredofficeofthe Company; 13.die Auflösung der Gesellschaft; 13.the dissolution of the Company; 14.die Dekotierung der Beteiligungspapiere; und 14.the delisting of the shares; and 15.die Einführung einer statutarischen Schiedsklausel. 15.the introduction of a statutory arbitration clause. Die Beschlussfassung über die Fusion, Spaltung und Umwandlung richtet sich nach den Bestimmungen des Fusionsgesetzes. The adaption of resolutions on mergers, demergers, and conversions is governed by the provisions of the Swiss Merger Act. Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen,könnennurmitdemerhöhtenMehr eingeführt und aufgehoben werden. Provisions of the articles of association, which require larger majorities for passing certainresolutionsthanthoseprovidedforby the law, may only be adopted with the proposed majority. B. Verwaltungsrat B. Board of Directors Artikel 13 – Wahl und Zusammensetzung Article 13 – Appointment and Constitution 14

Der Verwaltungsrat der Gesellschaft besteht aus mindestens drei Mitgliedern. The board of directors is composed by at least three members. Die Mitglieder des Verwaltungsrates, der Präsident bzw. die Co-Präsidenten des Verwaltungsrates und die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln von der Generalversammlung für die Amtsdauer von einem Jahrgewählt,endendnachAbschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. The members of the board of directors, the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee are appointed by the general meeting individually and for a term of office of one year, ending at the completion of the next ordinary general meeting. Re-election is possible. Wird das Amt des Präsidenten vakant, ernennt der Verwaltungsrat für die verbleibende Amtsdauer aus seiner Mitte einen neuen Präsidenten des Verwaltungsrates. Wird das Amt eines Co-Präsidenten des Verwaltungsrates vakant, handelt der andere Co-Präsident als alleiniger Präsident für die verbleibende Amtszeit. IftheofficeoftheChairmanbecomesvacant, the board of directors shall appoint a new Chairman, from among its members for the remaining term of office. If the office of a Co-Chairman becomes vacant, the other Co-Chairman shall act as sole Chairman for the remaining term of office. Mit Ausnahme der Wahl des Präsidenten bzw. der Co-Präsidenten und der Wahl der Mitglieder des Nominierungs- und Vergütungsausschusses durch die Generalversammlung, konstituiert sich der Verwaltungsrat selbst. ExceptfortheelectionoftheChairmanorthe Co-Chairmen,respectively,andthemembers of the nomination and compensation committeebythegeneralmeeting,theboard of directors constitutes itself on its own. Der Verwaltungsrat wählt nach Bedarf einen oder mehrere Vizepräsidenten, Delegierte sowie den Sekretär, der nicht Mitglied des Verwaltungsrates sein muss. The board of directors may elect one or several vice-chairmen, directors and a secretary, who neednotbeamemberofthe board of directors. Jeder Co-Präsident kann nach aussen einzeln alle Kompetenzen einesPräsidenten ausüben und die Gesellschaft wie ein Präsident unter der Bezeichnung Co-Präsident vertreten. Each Co-Chairman can exercise all competences of a Chairman against the outside and represent the Company like a Chairman under the title Co-Chairman. Die Aufgaben des Präsidenten bzw. der Co-Präsidenten sind im Organisationsreglement der Gesellschaft zu regeln. Im Übrigen verständigen sich die Co-Präsidenten über die Erfüllung ihrer Aufgaben. The duties of the Chairman or of the Co-Chairmen are to be regulated in the organizational regulations of the Company. Otherwise, the Co-Chairmen agree on the execution of their duties. Bestehen in Bezug auf dasStimmrechtoder die vermögensrechtlichen Ansprüche verschiedeneAktienkategorien,sohabendie AktionärejederAktienkategorieAnspruchauf Vertretung im Verwaltungstrat durch ein Mitglied. Der Verwaltungsrat trifft die notwendigen Anordnungen. If different sharecategoriesexistwithregard to voting rights or pecuniary rights, then the shareholders of each share category have the right to be represented on the board of directors by one member. The board of directors issues the instructions. 15

Artikel 14 – Erstattung von Spesen und Schadloshaltung Article 14 – Reimbursement of Expenses, Indemnification Die Mitglieder des Verwaltungsrates haben Anspruch auf Erstattung aller im Interesse der Gesellschaft entstandenen Spesen. The members of the board of directorsshall be entitled to the reimbursement of all expenses incurred in the interest of the Company. Soweit nicht durch Versicherungen gedeckt odervonDrittenbezahlt,hältdieGesellschaft soweitgesetzlichzulässig,diegegenwärtigen und bisherigen Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Testamentsvollstrecker und Verwalter aus dem Vermögen der Gesellschaft von allen angedrohten, hängigen, und abgeschlossenen Klagen, Prozessen oder Verfahren – ob zivil-, straf-, verwaltungs- oder untersuchungsrechtlich – schadlos,sowievonallenKosten,Gebühren, Verlusten,SchädenundAusgaben,dieihnen oder einem/einer von ihnen, ihren Erben, Testamentsvollstreckern oder Verwaltern durch oder aufgrund von tatsächlichen oder vermeintlichen Handlungen, Zustimmungen oder Unterlassungen im Zusammenhangmit der Ausübung ihrer Pflicht oder vermeintlichen Pflicht oder aufgrund der Tatsache, dass er/sie ein Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft oder des Verwaltungsrates (oder eines gleichwertigen Gesellschaftsorgans) oder der Geschäftsleitung einer ihrer Konzerngesellschaften ist oder war, oder dass er/siewährendseiner/ihrerTätigkeitals Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft, auf Ersuchen der Gesellschaft, als Mitglied des Verwaltungsrates oder der Geschäftsleitung, Angestellter oder Beauftragtereineranderen Kapitalgesellschaft, Personengesellschaft, einesJointVentures,einesTrustsodereines anderen Unternehmens tätig ist oder war, entstanden sind, entstehen oder entstehen könnten, jedoch unter der Voraussetzung, dass sich diese Schadloshaltung nicht auf eine Angelegenheit erstreckt, indereineder genannten Personen gemäss einem rechtskräftigen Urteil oder Beschluss eines Gerichts odereinerzuständigenRegierungs- oder Verwaltungsbehörde, gegen den kein Rechtsmittel eingelegt werden kann, eine vorsätzliche oder grobfahrlässige Verletzung ihrer gesetzlichen Pflichten als Mitglied des To the extent not included in insurance coverage or paid by third parties, the Companyshallindemnifyandholdharmless, to the extent permitted by law, the existing and former members of the board of directors, the executive committee, andtheir heirs, executors and administrators, out of the assets oftheCompanyfromandagainst allthreatened,pendingorcompletedactions, suitsorproceedings–whethercivil,criminal, administrativeorinvestigative–andallcosts, charges, losses, damages, and expenses which they or any of them, their heirs, executors or administrators, shall or may incurorsustainbyorbyreasonofanyactual or alleged actions, consents or omissions in orabouttheexecutionoftheirduty,oralleged duty,orbyreasonofthefactthathe/sheisor was a member of the board of directors or executive committee of the Company or the board of directors (or equivalent corporate body) or the management of one of its subsidiaries,or,whileservingasamemberof theboardofdirectorsorexecutivecommittee of the Company, is or was serving at the request of the Company as a director, member of the executive committee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which anyofsaidpersonsisfound,inafinal judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties asa memberoftheboardofdirectorsorexecutive committee. 16

Verwaltungsrates oder der Geschäftsleitung begangen hat. Ohne den vorstehenden Absatz 2 dieses Art 14 einzuschränken, hat die Gesellschaft den gegenwärtigen und ehemaligen Mitgliedern des Verwaltungsrates und der GeschäftsleitungdieKostenundAuslagenzu erstatten, die nach diesem Artikel erstattungsfähig sind, soweit sie nicht durch VersicherungengedecktsindodervonDritten voraberstattetwerden.DieGesellschaftkann jedoch diese vorausbezahlten Kosten zurückfordern, wenn eine der genannten PersonenineinemrechtskräftigenUrteiloder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen das kein Rechtsmittel eingelegt werden kann, wegen vorsätzlicher oder grobfahrlässiger Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung verurteilt wird. Without limiting theforegoingparagraph2of this Art. 14, the Company shall advance costsandexpensesindemnifiablethereunder to the existing and former members of the boardofdirectorsandexecutivecommitteeto theextentnotincludedininsurancecoverage or advanced by third parties. The Company mayhoweverrecoversuchadvancedcostsif any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties asa memberoftheboardofdirectorsorexecutive committee. Artikel 15 – Sitzungen und Beschlussfassung Article 15 – Meetings and Resolutions Sofern das Organisationsreglement nichts Anderes vorsieht, ist der Verwaltungsrat nur beschlussfähig, sofern die Mehrheit seiner Mitglieder anwesend ist oder sich an einer per Telefon, Videokonferenz oder mittels anderer Mittel der elektronischen DatenübertragungdurchgeführtenDiskussion und Beschlussfassung mit oder ohne Sitzungsortbeteiligt.DiesesQuorumistnicht notwendig für die Feststellung der Kapitalerhöhung und die zugehörige Statutenänderung sowie für diejenigen Beschlüsse des Verwaltungsrats, die der öffentlichen Beurkundung bedürfen. Unlesstheorganizationalregulationsprovide otherwise, the board of directors may only passresolutionsifthemajorityofitsmembers are present or attending the discussion and resolution withorwithoutameetingplaceby phone, videoconference or other means of electronicdatatransmission.Suchquorumis not necessary for the implementation of a capital increase and the related amendment tothearticlesofassociationorforresolutions of the board of directors that have to be officially authenticated. Verwaltungsratssitzungen werden vom Präsidenten bzw. vom zuständigen Co-Präsidenten einberufen und bei dessen Verhinderung durch den Vize-Präsidenten bzw. den anderen Co-Präsidenten. Jedes Mitglied des Verwaltungsrates kann unter Angabe der Gründe vom Präsidenten bzw. vom zuständigen Co-Präsidenten die unverzügliche Einberufung einer Sitzung verlangen. The meetings of the board of directors are convened by the Chairman or by the responsible Co-Chairman, respectively, and, ifhe/sheishindered,bythevice-Chairmanor the otherCo-Chairman.Eachmemberofthe board of directors may by indicating the reasons request that the Chairman or the responsible Co-Chairman immediately convenes a meeting without delay. Sofern das Organisationsreglement nichts Anderes vorsieht, fasst der Verwaltungsrat seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen. Der Präsident bzw. Unlesstheorganizationalregulationsprovide otherwise, the board of directors passes its resolutions with the majority of the votes casted. The Chairman or the responsible 17 der zuständige Co-Präsident hat einen Stichentscheid. Co-Chairman, respectively, has a casting vote. Beschlüsse können auch schriftlich oder mittelselektronischerDatenübertragung(inkl. E-Mail) zu einem gestellten Antrag gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Im Falle der Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich. Resolutionsmayalsobepassedinwritingor by means of electronic data transmission (incl. email), if no member requests an oral discussion. In the event of resolutions being passed electronically, no signature shall be required. Über die Verhandlungen und Beschlüsse ist einProtokollzuführen,dasvomPräsidenten bzw. vom zuständigen Co-Präsidenten und einem Protokollführer unterzeichnet wird. The meetings and resolutions shall be recorded in minutes, which are to besigned by the Chairman or the responsible Co-Chairman, respectively, and the minute taker. Der Verwaltungsrat regelt im Organisationsreglement die Einzelheiten zur Beschlussfähigkeit, Beschlussfassung und Geschäftsführung The board of directors shall regulate the details of the attendance quorum, the adaption ofresolutionsandthemanagement in the organizational regulations. Artikel 16 – Recht auf Auskunft und Einsicht Article 16 – Information and Inspection Rights Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen. Each member of the board of directors may request information on all matters of the Company. In den Sitzungen sind alle Mitglieder des Verwaltungsrates und der Geschäftsleitung zur Auskunft verpflichtet. Atthemeetings,allmembersoftheboardof directors and executive committee are obliged to provide information. Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten bzw. des zuständigen Co-Präsidenten, auch über einzelne Geschäfte verlangen. Outside of the meetings, each member may request from the persons entrusted with the management information on the business, and,withtheauthorizationoftheChairmanor the responsible Co-Chairman, respectively, also on individual transactions. Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied beim Präsidenten bzw. beim zuständigen Co-Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden. As far as necessary for the fulfilment of a duty, each member may request from the Chairman or the responsible Co-Chairman, respectively,thathe/sheisgrantedaccessto the books and records. Weist der Präsident bzw. der zuständige Co-Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat. If the Chairman or the responsible Co-Chairman, respectively, rejects an information, hearing or inspection request, thentheentireboardofdirectorsresolveson it. Regelungen oder Beschlüsse des Verwaltungsrates,diedasRechtaufAuskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten. Regulations and resolutions of the board of directors, which broadentheinformationand inspectionrightsofthemembersoftheboard of directors, remain reserved. 18

Artikel 17 – Aufgaben Article 17 – Tasks Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen,dienicht nach Gesetz, Statuten oder Organisations-reglement der Generalversammlung oder einem anderen Gesellschaftsorgan übertragen oder vorbehalten sind. The board of directors may passresolutions on all matters, which are not delegated or reserved to the general meeting or other corporate bodies of the Companybylaw,by the articles of association or the organizational regulations. Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben: The board of directors has the following non-transferable and inalienable duties: 1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen; 1. the overall managementoftheCompany and the issuing of all necessary directives; 2. die Festlegung der Organisation; 2. determination of the Company's organisation; 3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung; 3. the organization of the Company's accounting,financialcontrolandfinancial planning systems; 4. die Ernennung und Abberufung der mit der GeschäftsführungundderVertretung betrauten Personen; 4. theappointmentanddismissalofpersons entrusted with managing and representing the Company; 5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im HinblickaufdieBefolgung der Gesetze, Statuten, Reglemente und Weisungen; 5. overall supervision of the persons entrusted with managing, in particular with regard to compliance with the law, the articles of association, operational regulations and directives; 6. die Erstellung des Geschäfts- bzw. Lageberichtes, des Vergütungsberichts sowie die Vorbereitung der GeneralversammlungunddieAusführung ihrer Beschlüsse; 6. compilation of the annual and managementreport,compensationreport and preparation for the general meeting and implementation of its resolutions; 7. die Einreichung eines Gesuches um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung. 7. filing of a moratorium request and notificationofthecourtintheeventofthe Company's over-indebtedness. Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen. The board of directors may assign the preparationandexecutionofitsresolutionsor thesupervisionoftransactionstocommittees or individual members. It shall ensure appropriate reporting to its members. Artikel 18 – Übertragung der Geschäftsführung und der Vertretung Article 18 – Delegation of Management and Representation 19

Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglements ganz oderzumTeil an einzelne Mitglieder oder an Dritte übertragen. The board of directors may delegate the management of the Company entirely or in part to individual membersortothirdparties in accordance with organizational regulations. Das Organisationsreglement ordnet die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung. The organizational regulations shall regulate the management oftheCompany,determine the offices required for this purpose, define their duties and, in particular, regulate the reporting. Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern desVerwaltungsratesgesamthaft zu. Where the management of the Company's business has not been delegated, it is the responsibilityofallthemembersoftheboard of directors. Artikel 19 – Nominierungs- und Vergütungsausschuss Article 19 – Nomination and Compensation Committee Der Nominierungs- und Vergütungsausschuss besteht aus mindestens drei Mitgliedern des Verwaltungsrates. Thenominationandcompensationcommittee shallconsistofatleastthreemembersofthe board of directors. Die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln jährlich durch die Generalversammlung gewählt. Die Amtsdauer endet nach Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. The members of the nomination and compensation committee shall be elected individually and annually by the general meeting. The term of office ends at completion of the next ordinary general meeting. Re-election is possible. Bei Vakanzen kann der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung ernennen. If there are vacancies,theboardofdirectors mayappointsubstitutemembersfromamong its members for a term of office extending until completion of thenextordinaryGeneral Meeting. Der Vorsitzende des Nominierungs- und Vergütungsausschusses wird vom Verwaltungsrat bestimmt. The Chairman of the nomination and compensation committee shall be appointed by the board of directors. Der Nominierungs- und VergütungsausschusshatfolgendeAufgaben und Zuständigkeiten: Thenominationandcompensationcommittee has the following duties and powers: 1. Vorbereitung und periodische Überarbeitung des Vergütungssystems und der Leistungskriterien im Bereich Vergütung; 1. Preparation and periodical review of the compensation system and performance criteria relating to compensation; 2. Periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragsstellung und Abgabe von 2. Periodicreviewoftheirimplementationas well as submitting related motions and recommendations to the board of directors; and 20

Empfehlungen an den Verwaltungsrat; und 3. Vorbereitung aller relevanten Entscheide des Verwaltungsrates betreffend die Vergütung der Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie diesbezügliche Antragsstellung und Abgabe von Empfehlungen an den Verwaltungsrat. 3. Preparation of all relevant resolutions of the board of directors on the compensation of the members of the board of directors and of the executive committee as well as submitting related motions and recommendations to the board of directors. Die Organisation, Arbeitsweise und Berichterstattung des Nominierungs- und Vergütungsausschusses werden vom VerwaltungsratineinemReglement,welches Teil des Organisationsreglements sein kann, geregelt. Theorganisation,functioningandreportingof the nominationandcompensationcommittee shallberegulatedbytheboardofdirectorsin regulations, which may be part of the organizational regulations. DerVerwaltungsratkanndemNominierungs- und Vergütungsausschuss weitere Aufgaben zuweisen. The board of directors may delegate further tasks to the nomination and compensation committee. Artikel 20 – Allgemeine Grundsätze der Vergütung des Verwaltungsrates und der Geschäftsleitung Article 20 – General Principles of the Compensation of the Board of Directors and the Executive Committee Die Vergütung der Mitglieder des Verwaltungsrates kann aus fixen und variablen Vergütungselementen bestehen. Bei der Gesamtvergütung wird die Position und die Verantwortung des Empfängers beachtet. The compensation of the members of the board of directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient. Die Vergütung der Mitglieder der Geschäftsleitung kann aus fixen und variablen Vergütungselementen bestehen. Die fixe Vergütung besteht aus einem Basissalär und weiteren Vergütungselementen. Die variable Vergütung kann von der Erreichung von spezifischen Leistungszielen abhängig gemacht werden. Bei der Gesamtvergütung wird die Position und die Verantwortungdes Empfängers beachtet. The compensation of the members of the executivecommitteemayconsistoffixedand variable compensation elements. Fixed compensationcomprisesthebasesalaryand mayconsistofothercompensationelements. Variablecompensationmaytakeintoaccount the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient. Bei den Leistungszielen kann es sich um individuelle Ziele, um Ziele der Gesellschaft, desKonzernsodervonTeilendavonoderum Ziele in Bezug auf den Markt, andere Unternehmen oder vergleichbare Vergleichswerte handeln, wobei die Position unddieVerantwortungsstufedesEmpfängers berücksichtigt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Nominierungs- und Vergütungsausschuss legt das relative Gewicht der Leistungsziele und die jeweiligen Zielwerte fest. The performance targets may include individual targets, targets of the Company, grouporpartsthereofortargetsinrelationto the market, other companies or comparable benchmarks, taking intoaccounttheposition and level of responsibility of the recipient. The board of directors or, to the extent delegated to it, the nomination and compensation committee shalldeterminethe relative weight of the performance targets and the respective target values. 21

Die Vergütung kann in Form von Bargeld, Aktien, Optionen oder anderen aktienbasierten Instrumenten oder Einheiten oder in Form von anderen Arten von Leistungen ausgerichtet werden. Der Verwaltungsrat oder, soweit an diesen delegiert, der Nominierungs- und Vergütungsausschuss legt die Zuteilung-, Vesting-, Ausübungs-, Beschränkungs- und Verfallsbedingungen und -fristen fest. Diese können vorsehen, dass aufgrund im Voraus bestimmter Ereignisse, wie eines Kontrollwechsels oder derBeendigungeines Arbeits- oder Mandatsvertrages, Vesting- und/oder Ausübungsbedingungen und -fristen weitergelten, verkürzt oder aufgehoben werden, sowie Vergütungen unter Annahme derErreichungderZielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien am Markt erwerben oder aus dem Bestand eigener Aktien oder unter Verwendung von bedingtem Kapital oder des Kapitalbands bereitstellen. Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other typesofbenefits.Theboardofdirectorsor,to theextentdelegatedtoit,thenominationand compensation committee shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. They may provide for continuation, acceleration or removalofvestingand/orexerciseconditions and periods, for payment or grant of compensation based upon assumed target achievement,orforforfeiture,ineachcasein theeventofpre-determinedeventssuchasa change of control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasurysharesorbyusingconditionalshare capital or the capital band. DieEntschädigungkannvonderGesellschaft oder von ihr kontrollierten Unternehmen geleistet werden. Compensation maybepaidbytheCompany or companies controlled by it. Artikel 21 – Genehmigung der maximalen Gesamtbeträge der Vergütungen des Verwaltungsrates und der Geschäftsleitung Article 21 – Approval of the maximum Compensation of the Board of Directors and the Executive Committee Die Generalversammlung stimmt jährlichwie folgt gesondert über die Genehmigung der Anträge des Verwaltungsrates zum Gesamtbetrag der Vergütungen ab: The general meeting shall resolve annually and separately on the approval of the proposalsoftheboardofdirectorsinrelation to the aggregate compensation amounts as follows: 1. des Verwaltungsrates für die Dauer bis zumAbschlussdernächstenordentlichen Generalversammlung; und 1. of the board of directors for the period until the completion of the next annual general meeting; and 2. der Geschäftsleitung für das kommende Geschäftsjahr. 2. oftheexecutivecommitteeforthecoming business year. Der Verwaltungsrat kann den jeweiligen maximalen Gesamtbetrag in einen maximalen Gesamtbetrag für fixe und für variable Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen. The board of directors may divide the respective maximum aggregate amount into a maximum aggregate amount for fixed and for variable compensation and submit the respective proposals to the general meeting separately for approval. 22

Verweigert die Generalversammlung die Genehmigung, kann der Verwaltungsrat einen neuen Antrag an derselben oder an einer nachfolgenden Generalversammlung stellen und die Gesellschaft oder ihre Konzerngesellschaften darf Vergütungen unter dem Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten. If the general meeting refuses the approval, the board of directors may submit a new proposal at the same or a subsequent general meeting and the Company or its group companies may pay out compensations subject to the subsequent approval by the general meeting. Artikel 22 – Zusatzbetrag für die Geschäftsleitung Article 22–SupplementaryAmountforthe Executive Committee Reicht der von der Generalversammlung bereits genehmigte maximale Gesamtbetrag der Vergütungen nicht aus, um auch die Vergütungen einer oder mehrerer Personen abzudecken, die nachderGenehmigungder Vergütungen der Geschäftsleitung durch die Generalversammlung für die betreffende Periode Mitglied der Geschäftsleitung werden, so ist die Gesellschaft oder von ihr kontrollierte Gesellschaften ermächtigt, diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag zu bezahlen. If the maximum aggregate amount of compensation already approved by the generalmeetingisnotsufficienttoalsocover the compensation of one or more persons who become members of the executive committee after the general meeting has approved the compensation of theexecutive committee for the relevant period, then the Company or companies controlledbyitshall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved. Die Vergütung eines Mitglieds der Geschäftsleitung, welches nach dem ZeitpunktderGeneralversammlunginnerhalb der Geschäftsleitung befördert wird, wird an der nächsten Generalversammlung genehmigt, sofern und soweit der bereits genehmigte maximale Gesamtbetrag nicht ausreicht. If and to the extent that the approved maximumtotalamountisnotsufficientforthe remuneration of a member of the executive committee who is promoted within the executive committee after the date of the general meeting, the amount shall be approved at the next general meeting. Der Zusatzbetrag darf je Vergütungsperiode 40 % des Gesamtbetrages des zuletzt von der Generalversammlung genehmigten maximalen Gesamtbetrages der Vergütung der Geschäftsleitung nicht übersteigen. The supplementary amount per compensation period shall not exceed 40 % of the maximum aggregate amount of compensationoftheexecutivecommitteelast approved. Artikel 23 – Mandate ausserhalb der Gruppe Article 23 – Mandates outside of the Group Die Anzahl derMandatevonMitgliederndes Verwaltungsrates oder der Geschäftsleitung in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausserhalb des Konzerns, ist beschränkt: Thenumberofmandatesformembersofthe board of directors or of the executive committee in comparable functions at other companieswithaneconomicpurposeoutside the group is limited: 1. auf 15 Mandate, davon nicht mehr als 5 in börsenkotierten Unternehmen für Mitglieder des Verwaltungsrates; und 1. for members of theboardofdirectors,to 15mandates,ofwhichnomorethan5in listed companies; and 23

2. auf 10 Mandate, davon nicht mehr als 2 in einer börsenkotierten Gesellschaft für Mitglieder der Geschäftsleitung. 2. for members oftheexecutivecommittee, to10mandates,ofwhichnomorethan2 in a listed company. Mandate in verschiedenen juristischen Personen, die demselben Konzern angehören oder für denselben Konzern tätig sind, gelten als ein Mandat. Mandatesindifferentlegalentitiesbeingpart ofthesamegrouporforthesamegroupare deemed to be one mandate. Mandate, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in Ausübung dieser Funktion auf Anordnung der Gesellschaft oder einer ihrer Konzerngesellschaften in vergleichbarer Funktion bei Unternehmen ausserhalb der On Gruppe wahrnimmt,unterliegennichtder obengenanntenBeschränkung.KeinMitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen. Mandates by members of the board of directors or of the executive committee in comparable functions at other companies with an economic purpose outside the On Group held byinstructionoftheCompanyor oneofitsgroupcompaniesarenotsubjectto the above restriction. No member of the boardofdirectorsortheexecutivecommittee shall hold more than 15 such mandates. Mandate, die ein Mitglied des Verwaltungsrates oder der Geschäftsleitung in vergleichbarer Funktion bei Vereinen, gemeinnützigen Organisationen, Familienstiftungen und Stiftungen, Trusts, sowie Personalfürsorgestiftungen ohne wirtschaftlichen Zweck ausübt, unterliegen nicht den oben genannten Beschränkungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen. Mandates by members of the board of directors or of the executive committee in comparable functions of associations, charitable organizations, family trusts and foundations, trust and employees' benefit foundationswithoutaneconomicpurposeare not subject to the above limitations. No member of the board of directors or the executivecommitteeshallholdmorethan15 such mandates. Die Annahme durch Mitglieder des Verwaltungsrates oder der Geschäftsleitung von Mandaten in vergleichbarer Funktion in Unternehmen mit wirtschaftlichem Zweck ausserhalb des Konzerns erfordert die vorgängige Genehmigung des Verwaltungsrates oder, sofern an diesen delegiert, des Nominierungs- und Vergütungsausschusses. Theacceptanceofmandatesbymembersof the board of directors or of the executive committee in comparable functions at other companieswithaneconomicpurposeoutside the On Group requires the prior approval of the boardofdirectorsor,ifdelegatedtoit,of the nomination and compensation committee. Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer WahlbeiderGesellschaftoderwelchedurch die Annahme eines Mandates bei einer RechtseinheitausserhalbderOnGruppe,die Anforderung dieses Artikels nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstes aber innert zwölf Monaten seit dieser Wahl oder Annahme, ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren. Während dieser Zeit sind sie Mitglied des Verwaltungsrates oder der Geschäftsleitung mit allen Rechten und Pflichten. Members of the board of directors or of the executivecommitteewho,atthetimeoftheir election by the Company or who, by accepting a mandate with a legal entity outside the On Group, do not or no longer fulfill the requirements of this article, shall reduce their number of mandates to the permitted level until the ordinary resignation date of a surplus mandate, but at the latest within twelve months of such election or acceptance, during which time they shall remainamemberoftheboardofdirectorsor oftheexecutivecommitteewithallrightsand duties. 24

Artikel 24 – Verträge über die Vergütung Article 24 – Agreement on the Compensation Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates Verträge über deren Vergütung abschliessen. Die Dauer und Beendigung richtet sich nachderAmtsdauer und dem Gesetz. The Company or companies controlled by it may enter into agreements withmembersof the board of directors relating to their compensation. The duration and termination are subject to the term of office and the law. Die Gesellschaft oder von ihr kontrollierte Unternehmen können mit Mitgliedern der Geschäftsleitung befristete oder unbefristete Arbeitsverträge abschliessen. Befristete Verträge habeneineHöchstdauervoneinem Jahr. Eine Erneuerung ist möglich. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf Monaten. The Company or companies controlled by it may enter into employmentagreementswith members of the executive committee for a fixedtermorforanindefiniteterm.Fixedterm agreements may have a maximum duration of one year. Renewal is possible. Agreements for an indefinite termshallhave a notice period of maximum twelve months. Vereinbaren die Gesellschaft oder von ihr kontrollierte Gesellschaften ein nachvertragliches Konkurrenzverbot mit Mitgliedern des Verwaltungsrates oder der Geschäftsleitung für die Zeit nach BeendigungdesArbeitsverhältnisses,sodarf die Entschädigung für ein solches Konkurrenzverbot den Durchschnitt der Vergütungen der letzten drei Geschäftsjahre nicht übersteigen. IftheCompanyorcompaniescontrolledbyit enter into non-compete agreements with members of the board of directors or the executive committee for the time after terminationofemployment,theconsideration paid for suchnon-competeagreementsshall pro rata not exceed the average of the remunerations of the last three business years. Artikel 25 – Darlehen und Kredite Article 25 – Loans and Credits Den Mitgliedern des Verwaltungsrates und der Geschäftsleitung können Darlehen und Kredite in der maximalen Höhe von CHF 1'000'000 und nur zur marktüblichen Bedingungen gewährleistet werden. The members of the board of directors and the executive committee may be granted loansandcreditsuptoamaximumamountof CHF 1,000,000 and only at arm's length conditions. Artikel 26 – Vorsorgeleistungen Article 26 – Post-Retirement Benefits Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen. The Company or companies controlled by it may grant to members of the board of directors and the executive committee post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive committee last paid. C. Revisionsstelle C. Statutory Auditors Artikel 27 – Revision Article 27 – Audit Die Generalversammlung wählt jährlich ein staatlich beaufsichtigtes Revisionsunternehmen im Sinne des The general meeting shall annually elect a state-supervisedauditingcompanywithinthe meaning of the Audit Supervision Act (as 25

Revisionsaufsichtsgesetzes (in der jeweils gültigenFassung)alsRevisionsstellefüreine Amtsdauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. amended from time to time) as statutory auditors for a term of officeofoneyearuntil the completion of the next ordinary general meeting. Re-election is possible. Die Revisionsstelle hat die ihr gesetzlich zugewiesenen Befugnisse und Pflichten. The statutory auditors have the powers and duties assigned to them by law. IV. RECHNUNGSABSCHLUSS UND GEWINNVERTEILUNG IV. FINANCIAL REPORTING AND PROFITS DISTRIBUTION Artikel 28 – Geschäftsjahr und Buchführung Article 28 – Business Year and Financial Statements Das Geschäftsjahr wird vom Verwaltungsrat festgelegt. Thefiscalyearisdeterminedbytheboardof directors. DieRechnungslegungerfolgtnachMassgabe der anwendbaren gesetzlichen Vorschriften sowie des anwendbaren Standards zur Rechnungslegung. The financial statements are prepared in accordance with the applicable legal requirements and the applicable accounting standards. Artikel 29 – Reserven und Gewinnverwendung Article 29–ReservesandAppropriationof Profit Die Generalversammlung beschliesst im Rahmen der zwingenden gesetzlichen Bestimmungen über die Verwendung des Bilanzgewinns. The general meeting shall resolve on the allocation of the profit as shown on the balance sheet in accordance with applicable law. Neben den gesetzlichen Reservenkanndie Generalversammlung weitere Reserven bilden. In addition to the reserves required by law, the general meeting may create other reserves. Dividenden, die nicht innerhalb von fünf JahrennachihrerFälligkeitbezogenworden sind, verfallen zugunsten der Gesellschaft. Dividendsthathavenotbeencollectedwithin fiveyearsaftertheirpaymentdateshallinure to the Company. Artikel 30 – Auflösung und Liquidation Article 30 – Dissolution and Liquidation Die Auflösung der Gesellschaft kann durch einen Beschluss der Generalversammlung, über den eine öffentliche Urkunde zu errichten ist, erfolgen. The dissolution of the Company may be effected by a resolution of the general meeting, on which a public deed shall be drawn up. Die Liquidation wird durch den Verwaltungsrat besorgt, falls sienichtdurch einen Beschluss der Generalversammlung anderen Personen übertragen wird. Die Liquidation erfolgt gemäss Art. 742 ff. OR. Liquidation shall be carried out bytheboard of directors, unless it is assigned to other persons by a resolution of the general meeting. The liquidation shall be carried out in accordance with Art. 742 et seqq. CO. Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden nach The assets of the dissolved Company shall be distributed among the shareholders after 26

MassgabedereinbezahltenBeträgeunterdie Aktionäre verteilt. repayment of its debts in proportion to the amounts paid in. V. BENACHRICHTIGUNG V. NOTIFICATION Artikel 31 – Mitteilungen und Bekanntmachungen Article 31 – Notices and Announcements Mitteilungen an die Aktionäre erfolgen per Brief oder E-Mail an die im Aktienbuch eingetragene Adresse bzw. an die letzteder Gesellschaft bekanntgegebene E-Mail-Adresse oder mittels Publikation im Schweizerischen Handelsamtsblatt. Notices to shareholders shall be made by letter or email to the addresses recorded in the share register or to the last address communicated to the Company or by publication in the Swiss Official Gazette of Commerce (SOGC). Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. The official means of publication of the Company shall betheSwissOfficialGazette of Commerce. Artikel 32 – Sacheinlage und Sachübernahme Article 32 – Contribution in Kind and Acquisition in Kind Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 20. Januar 2020 gemäss Sacheinlage- und Sachübernahmevertrag vom 20. Januar 2020 von Thilo Brunner, von Hemberg, in Zürich, und Jörg Mettler, von Hemberg, in Niederlenz, sämtliche Stammanteile mit einem Nennwert von je CHF 1'000 der Brunner Mettler GmbH, Zürich,imWertvon mindestens und zum Preis von CHF 929'660, wofür die Einleger insgesamt 366 neue Namenaktien der Gesellschaft mit einem Nennwert von je CHF 10 erhalten sowie CHF 926'000 in bar. In the course of the capital increase on January20,2020andpursuanttoagreement related to the contribution in kind and acquisition in kind dated January 20, 2020, the Company acquires from Thilo Brunner, from Hemberg, in Zurich, and Jörg Mettler, from Hemberg, inNiederlenz,allquotaswith a nominal value of CHF 1,000.-- each in Brunner Mettler GmbH, Zurich, with a value of at least and at apriceofCHF929,660.--, for which the contributors receive a total of 366 new registered shares in the Company with a nominal value of CHF 10.-- each, as well as CHF 926,000.-- in cash. * * * * * Die englische Fassung der Statuten ist eine Übersetzung des deutschen Originaltextes und ist rechtlich nicht verbindlich. The English version of the articles of association is a translation of the German original and shall not have legal binding effect. Zürich, den5. November 2025 Zurich, 5 November 2025 sig. sig. ______________________ ________________________ David Allemann Zlatina Iliev 27